HOGAN & HARTSON
L.L.P.

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

December 2, 2002

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: **Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771**

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

Announcement of Extraordinary General Meeting
Changes Proposed in the By-Laws

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 12/4

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosures

cc: Companhia Siderúrgica Belgo-Mineira

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CGC/MF N° 24.315.012/0001-73

EXTRAORDINARY GENERAL MEETING

ANNOUNCEMENT

The Shareholders are hereby invited to attend an Extraordinary General Meeting at corporate head offices, Av. Carandaí 1,115 – 23rd floor, Belo Horizonte, Minas Gerais State, on December 13, 2002 at 9:00 a.m., in order to deliberate on the Board Proposal to update and modernize the Company By-Laws, adapting them to the precepts of Law N° 10,303/01, with the alterations to the Articles listed below and the approval of the new consolidated version:

Article 5 – §§ 2, 3, 5 and 9, in order to assign the preferred shares the right to receive dividends 10% higher than those allocated to the common shares, adapting the Paragraphs in the Article and including the possibility of curtailing the duration of the right of preference under certain situations, as permitted under Law n° 10,03/2001.

Article 10 – Head Paragraph allowing Board Members to attend meetings in a more flexible manner, with participation permitted through tele- or video-conferencing.

Article 12 – Item XVII, altered to make the powers of the Board to select and dismiss the auditors subject to the provisions in Article 142, § 2, of Law n° 6,404/76, extended by Law 10,303/01;

Article 12 – inclusion of Item XXIV, extended in order to empower the Board to approve the issue of non-stock-convertible debentures and with no collateral security, as permitted by Law 10,303/01.

Article 30 – III – c) and § 1. – adapt to the modifications introduced by Law 10,303/01 to Articles 197 and 202 of Law 6,404/76

The General Meetings may be attended by the holders of book-entry shares through proof of registration of the shares in the deposit account opened in the name of the shareholder in the records of the depositary institution — Banco Itaú S.A., up to three days prior to the date set for the General Meeting. The shareholders should produce their Identity Documents in order to attend the Meeting. The holders of proxies issued by shareholders shall provide proof of such representation in effect for less than 1 (one) year, as stipulated by Brazilian Law.

The proposed alteration to the By-Laws is already available to the shareholders at corporate head offices, at Av. Carandaí 1,115 — 24th floor, Belo Horizonte, Minas Gerais State, as well as from the Company website: www.belgo.com.br.

Belo Horizonte, November 09, 2002

François Moyen
Chairman of the Board

Escritório Central Administrativo
Avenida Carandaí, 1115 – 17º ao 26º andares
CEP 30130-915 – Belo Horizonte – MG - Brasil
Fone: 31 3219-1122 - Fax: 31 3273-2927
www.belgo.com.br

Comparison between the By-Laws of Companhia Siderúrgica Belgo-Mineira, approved by the General Meeting held on April 18, 2002 and the proposed By-Laws to be submitted to the Extraordinary General Meeting called for December 13, 2002

CURRENT BY-LAWS	PROPOSED BY-LAWS
Chapter II – Equity Capital Social and Shares	
Article 5	Article 5
Paragraph 2 The preferred shares will take priority for the distribution of the minimum dividend of 25% (twenty five per cent) as stipulated in Article 30-III-c of these By-Laws, under equal conditions with the common shares, and will take priority for the reimbursement of capital, with no premium.	Paragraph 2 — The preferred shares will have the right to a dividend per preferred share that is 10% (ten per cent) higher than that assigned to each common share, and will take priority for the reimbursement of capital, with no premium.
Paragraph 3 — The preferred shares with no voting rights will acquire this prerogative if the dividends guaranteed in the preceding Paragraph are not paid for three consecutive financial years, with such voting rights terminating on payment of the dividends to which they have the right.	Paragraph 3 — The preferred shares with no voting rights will acquire this prerogative if the fixed or minimum dividends to which they have the right are not paid for three consecutive financial years, with such voting rights terminating on payment of the dividends to which they have the right.
Paragraph 5 — The Company may issue preferred shares with no voting rights in a new class up the limit corresponding to 6% of the total number of shares into which its capital is divided, with the same rights as the existing preferred and common shares to share in the profits, with priority for reimbursement of the respective capital with no premium, as stipulated in Paragraph One of this Article, and having being assured equal priority with the existing preferred shares	Paragraph 5 — The Company may issue preferred shares with no voting rights in a new class up the limit corresponding to 6% of the total number of shares into which its capital is divided, with the same rights as the existing preferred shares to share in the profits, with priority for reimbursement of the respective capital with no premium, as stipulated in Paragraph One of this Article, and having being assured equal priority with the existing preferred

Paragraph 9 — Shares, convertible debentures and/or subscription bonds may be issued with no right of preference for the old shareholders, under the hypotheses accepted by Article 172 and the Sole Paragraph of Law N° 6,404/76.	shares. Paragraph 9 — Shares, convertible debentures and/or subscription bonds may be issued with no right of preference or with shorter periods for the subscription right of preference for the old shareholders, under the hypotheses accepted by Article 172 and the Sole Paragraph of Law N° 6,404/76.
Chapter III – Management of the Company **Section I – The Board** Article 10. The Board will meet on a regular basis once a quarter and on an extraordinary basis whenever necessary, when called to meet by the Chair or by a majority of the Board Members, attended by a majority of the Board Members in office, deeming Board Members to be in attendance when sending in a written vote or appointing a substitute. Article 12 XVII. To select and dismiss the independent auditors;	Article 10. The Board will meet on a regular basis once a quarter and on an extraordinary basis whenever necessary, when called to meet by the Chair or by a majority of the Board Members, attended by a majority of the Board Members in office, deeming Board Members to be in attendance when sending in a written vote, appointing a substitute, or participating in a tele- or video-conference. Article 12 XVII. select and dismiss the independent auditors, in compliance with the provisions in Article 142, § 2, of Law N° 6,404/76;

(THIS ITEM DOES NOT EXIST)	XXIV. To decide on the issue of non-stock-convertible debentures and with no collateral guarantee.
Chapter VI – Financial Year Article 30. III. The net profit for the financial year will be allocated as follows: c) 25% (twenty five per cent) for payment of the mandatory dividend to the shareholders, calculated as stipulated under Brazilian Law. Paragraph 1. The General Meeting may decide to carry over the outstanding balance or part thereof to the subsequent financial year.	 Article 30. III The net profit for the financial year will be allocated as follows: c) for payment of the mandatory dividend to the shareholders, 25% (twenty five per cent) of the net profit, reduced or increased by (c.1) the amount allocated to setting up the Reserve Legal and (c.2) the amount allocated to setting up the Contingency Reserve and the reversion thereof established during earlier years, with the mandatory dividend being limited to the amount of the net profit for the financial year in which it was posted, recording the difference under the Future Profits Reserve Paragraph 1. During a financial year when the amount of the mandatory dividend, calculated in compliance with the By-Laws, exceeds the realized portion of the net profits for the financial year, the General Meeting may, at the suggestion of the management, allocate the surplus amounts to establishing a Future Profits Reserve.